240.13d-102 Schedule 13G - Information to be included in statements filed pursuant to 240.13d-1(b), (c), and (d) and amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)*
(Name of Issuer)
Achilles Therapeutics plc
(Title of Class of Securities)
Ordinary shares, nominal value £0.001 per share¹

(CUSIP Number)

00449L102²

(Date of Event Which Requires Filing of this Statement)
July 15, 2022
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[  ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[  ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange
Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The holdings reported herein are held in the form of American Depositary Shares (“ADS”), which each represent one ordinary share, nominal value of £0.001 per share of the Issuer (“Ordinary Shares”).
[2]	The CUSIP Number listed throughout this filing is the CUSIP assigned to the ADS of the Issuer.

CUSIP No. 00449L102
(1) Names of reporting persons Point72 Asset Management, L.P.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 2,079,965* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,079,965* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 2,079,965* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.3% (a) (see Item 4)
(12) Type of reporting person (see instructions) PN

*Consists of 2,079,965 American Depositary Shares, representing 2,079,965 Ordinary Shares.

CUSIP No. 00449L102
(1) Names of reporting persons Point72 Capital Advisors, Inc.
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 2,079,965* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,079,965* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 2,079,965* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.3% (a) (see Item 4)
(12) Type of reporting person (see instructions) CO

*Consists of 2,079,965 American Depositary Shares, representing 2,079,965 Ordinary Shares.

CUSIP No. 00449L102
(1) Names of reporting persons Cubist Systematic Strategies, LLC
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 1,085* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 1,085* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 1,085* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) <0.1% (a) (see Item 4)
(12) Type of reporting person (see instructions) OO

*Consists of 1,085 American Depositary Shares, representing 1,085 Ordinary Shares.

CUSIP No. 00449L102
(1) Names of reporting persons Steven A. Cohen
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)X
(3) SEC use only
(4) Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power 0
(6) Shared voting power 2,081,050* (see Item 4)
(7) Sole dispositive power 0
(8) Shared dispositive power 2,081,050* (see Item 4)
(9) Aggregate amount beneficially owned by each reporting person 2,081,050* (see Item 4)
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9) 5.3% (a) (see Item 4)
(12) Type of reporting person (see instructions) IN

  *Consists of 2,081,050 American Depositary Shares, representing 2,081,050 Ordinary Shares.

Item 1(a) Name of issuer:
Achilles Therapeutics plc
Item 1(b) Address of issuer's principal executive offices:
245 Hammersmith Road, London W6 8PW, United Kingdom
2(a) Name of person filing:
The holdings of the Issuer’s ordinary shares, nominal value £0.001 per share
(“Ordinary Shares”) reported herein are held in the form of American Depositary
Shares (“ADS”), which each represent one Ordinary Share.  This statement is filed by: (i) Point72 Asset Management, L.P. (“Point72 Asset Management”) with respect to Ordinary Shares held, in the form of ADSs, by certain investment funds it manages; (ii) Point72 Capital Advisors, Inc. (“Point72 Capital Advisors Inc.”)
with respect to Ordinary Shares held, in the form of ADSs, by certain investment funds managed by Point72 Asset Management; (iii) Cubist Systematic Strategies,
LLC (“Cubist Systematic Strategies”) with respect to Ordinary Shares held, in the form of ADSs, by certain investment funds it manages; and (iv) Steven A. Cohen
(“Mr. Cohen”) with respect to Ordinary Share held, in the form of ADSs, beneficially owned by Point72 Asset Management, Point72 Capital Advisors Inc., and Cubist
Systematic Strategies.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, and Mr. Cohen have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
2(b) Address or principal business office or, if none, residence:
The address of the principal business office of (i) Point72 Asset Management,
Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford,
CT 06902; and (ii) Cubist Systematic Strategies is 55 Hudson Yards, New York, NY 10001.
2(c) Citizenship:
Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors
Inc. is a Delaware corporation. Cubist Systematic Strategies is a Delaware limited liability company. Mr. Cohen is a United States citizen.
2(d) Title of class of securities:
Ordinary Shares, nominal value £0.001 per share
2(e) CUSIP Number:

00449L102

Item 3.

Not applicable

Item 4. Ownership

As of the close of business on July 22, 2022:

1. Point72 Asset Management, L.P.
(a) Amount beneficially owned: 2,079,965
(b) Percent of class: 5.3% (a)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,079,965
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,079,965

2. Point72 Capital Advisors, Inc.
(a) Amount beneficially owned: 2,079,965
(b) Percent of class: 5.3% (a)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,079,965
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,079,965

3. Cubist Systematic Strategies, LLC
(a) Amount beneficially owned: 1,085
(b) Percent of class: <0.1% (a)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,085
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,085

4. Steven A. Cohen
(a) Amount beneficially owned: 2,081,050
(b) Percent of class: 5.3% (a)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,081,050
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,081,050

(a)
This calculation is based on 39,154,650 Ordinary Shares outstanding as of May 19, 2022, as reported in the Issuer’s 6-K, Exhibit 99.1 dated May 26, 2022, filed on May 26, 2022 with the Securities and Exchange Commission.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systematic
Strategies, and Mr. Cohen own directly no ADSs or Ordinary Shares. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages. Point72
Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.
Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., and
Cubist Systematic Strategies. By reason of the provisions of Rule 13d-3 of the Securities
Exchange Act of 1934, as amended, each of (i) Point72 Asset Management, Point72 Capital
Advisors Inc., and Mr. Cohen may be deemed to beneficially own 2,079,965 Ordinary Shares
(constituting approximately 5.3% (a) of the Ordinary Shares outstanding) and (ii) Cubist
Systematic Strategies and Mr. Cohen may be deemed to beneficially own 1,085 Ordinary
Shares (constituting <0.1% (a) of the Ordinary Shares outstanding). Each of Point72 Asset
Management, Point72 Capital Advisors Inc., Cubist Systematic Strategies, and Mr. Cohen
disclaims beneficial ownership of any of the securities covered by this statement.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
5 percent of the class of securities, check the following [].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7.  Identification and Classification of the Subsidiary Which Acquired
the Security Being Reporting on by the Parent Holding Company or Control
Person.

Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9.  Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under§ 240.14a-11.

Signature.  After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2022

POINT72 ASSET MANAGEMENT, L.P.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

POINT72 CAPITAL ADVISORS, INC.
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person

STEVEN A. COHEN
By: /s/ Jason M. Colombo
Name: Jason M. Colombo
Title: Authorized Person